UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   )*

21VIANET GROUP, INC.
(Name of Issuer)
American Depository Shares
(Title of Class of Securities)
90138A 10 3
(CUSIP Number)
Hany M. Nada
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
(650) 475-2150
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 9, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	90138A 10 3

1	NAMES OF REPORTING PERSONS Granite Global Ventures III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,578,379 ADS (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,578,379 ADS (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,578,379 ADS (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by Granite Global Ventures III L.P., GGV III Entrepreneurs Fund L.P., Granite Global Ventures III L.L.C., Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Lee and Ms. Jessie Jin (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of (i) 4,505,124 American Depository Shares (“ADS”) held by Granite Global Ventures III L.P. and (ii) 73,255 ADS held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3) This percentage is calculated based upon 55,700,000 ADS of the Issuer outstanding as set forth in the Issuer’s FORM 6-K, filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2011.

CUSIP No.	90138A 10 3

1	NAMES OF REPORTING PERSONS GGV III Entrepreneurs Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,578,379 ADS (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,578,379 ADS (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,578,379 ADS (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of (i) 4,505,124 ADS held by Granite Global Ventures III L.P. and (ii) 73,255 ADS held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3) This percentage is calculated based upon 55,700,000 ADS of the Issuer outstanding as set forth in the Issuer’s FORM 6-K, filed with the Commission on August 4, 2011.

CUSIP No.	90138A 10 3

1	NAMES OF REPORTING PERSONS Granite Global Ventures III L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,578,379 ADS (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,578,379 ADS (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,578,379 ADS (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of (i) 4,505,124 American Depository Shares (“ADS”) held by Granite Global Ventures III L.P. and (ii) 73,255 ADS held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3) This percentage is calculated based upon 55,700,000 ADS of the Issuer outstanding as set forth in the Issuer’s FORM 6-K, filed with the Commission on August 4, 2011.

CUSIP No.	90138A 10 3

1	NAMES OF REPORTING PERSONS Scott B. Bonham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,578,379 ADS (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,578,379 ADS (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,578,379 ADS (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of (i) 4,505,124 American Depository Shares (“ADS”) held by Granite Global Ventures III L.P. and (ii) 73,255 ADS held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3) This percentage is calculated based upon 55,700,000 ADS of the Issuer outstanding as set forth in the Issuer’s FORM 6-K, filed with the Commission on August 4, 2011.

CUSIP No.	90138A 10 3

1	NAMES OF REPORTING PERSONS Jixun Foo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,578,379 ADS (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,578,379 ADS (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,578,379 ADS (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of (i) 4,505,124 American Depository Shares (“ADS”) held by Granite Global Ventures III L.P. and (ii) 73,255 ADS held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3) This percentage is calculated based upon 55,700,000 ADS of the Issuer outstanding as set forth in the Issuer’s FORM 6-K, filed with the Commission on August 4, 2011.

CUSIP No.	90138A 10 3

1	NAMES OF REPORTING PERSONS Glenn Solomon

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,578,379 ADS (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,578,379 ADS (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,578,379 ADS (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of (i) 4,505,124 American Depository Shares (“ADS”) held by Granite Global Ventures III L.P. and (ii) 73,255 ADS held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3) This percentage is calculated based upon 55,700,000 ADS of the Issuer outstanding as set forth in the Issuer’s FORM 6-K, filed with the Commission on August 4, 2011.

CUSIP No.	90138A 10 3

1	NAMES OF REPORTING PERSONS Jenny Lee

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,578,379 ADS (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,578,379 ADS (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,578,379 ADS (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of (i) 4,505,124 American Depository Shares (“ADS”) held by Granite Global Ventures III L.P. and (ii) 73,255 ADS held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3) This percentage is calculated based upon 55,700,000 ADS of the Issuer outstanding as set forth in the Issuer’s FORM 6-K, filed with the Commission on August 4, 2011.

CUSIP No.	90138A 10 3

1	NAMES OF REPORTING PERSONS Hany M. Nada

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,578,379 ADS (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,578,379 ADS (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,578,379 ADS (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of (i) 4,505,124 American Depository Shares (“ADS”) held by Granite Global Ventures III L.P. and (ii) 73,255 ADS held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3) This percentage is calculated based upon 55,700,000 ADS of the Issuer outstanding as set forth in the Issuer’s FORM 6-K, filed with the Commission on August 4, 2011.

CUSIP No.	90138A 10 3

1	NAMES OF REPORTING PERSONS Thomas K. Ng

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,578,379 ADS (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,578,379 ADS (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,578,379 ADS (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of (i) 4,505,124 American Depository Shares (“ADS”) held by Granite Global Ventures III L.P. and (ii) 73,255 ADS held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3) This percentage is calculated based upon 55,700,000 ADS of the Issuer outstanding as set forth in the Issuer’s FORM 6-K, filed with the Commission on August 4, 2011.

CUSIP No.	90138A 10 3

1	NAMES OF REPORTING PERSONS Fumin Zhuo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,578,379 ADS (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,578,379 ADS (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,578,379 ADS (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of (i) 4,505,124 American Depository Shares (“ADS”) held by Granite Global Ventures III L.P. and (ii) 73,255 ADS held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3) This percentage is calculated based upon 55,700,000 ADS of the Issuer outstanding as set forth in the Issuer’s FORM 6-K, filed with the Commission on August 4, 2011.

CUSIP No.	90138A 10 3

1	NAMES OF REPORTING PERSONS Jessie Jin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,578,379 ADS (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

4,578,379 ADS (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,578,379 ADS (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.2%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Consists of (i) 4,505,124 American Depository Shares (“ADS”) held by Granite Global Ventures III L.P. and (ii) 73,255 ADS held by GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. serves as the General Partner of Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. As such, Granite Global Ventures III L.L.C. possesses power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Granite Global Ventures III L.L.C. owns no securities of the Issuer directly. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin are Managing Directors of Granite Global Ventures III L.L.C. As such, Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin possess power to direct the voting and disposition of the shares owned by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P. Scott B. Bonham, Hany M. Nada, Thomas K. Ng, Jixun Foo, Glenn Solomon, Jenny Lee, Fumin Zhuo and Jessie Jin own no securities of the Issuer directly.
(3) This percentage is calculated based upon 55,700,000 ADS of the Issuer outstanding as set forth in the Issuer’s FORM 6-K, filed with the Commission on August 4, 2011.

Introductory Note: This statement on Schedule 13D filed with the Commission is being filed on behalf of Granite Global Ventures III L.P., a limited partnership organized under the laws of the State of Delaware, GGV III Entrepreneurs Fund L.P., a limited partnership organized under the laws of the State of Delaware, Granite Global Ventures III L.L.C., a limited liability company organized under the laws of the State of Delaware (collectively, the “GGV Entities”), Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Lee and Ms. Jessie Jin (collectively with the GGV Entities, the “Reporting Persons”) in respect of American Depository Shares (“ADS”), of 21Vianet Group, Inc. (the “Issuer”).

Item 1.	Security and Issuer.
This statement relates to ADS of the Issuer having its principal executive office at M5, 1 Jiuxianqiao East Road, Chaoyang District, Beijing 100016, The People’s Republic of China.

Item 2.	Identity and Background.
(a) The name of the Reporting Persons are Granite Global Ventures III L.P. (“GGV III”), GGV III Entrepreneurs Fund L.P. (“GGV III Entrepreneurs”), Granite Global Ventures III L.L.C., (“GGV III LLC”)., Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Lee and Ms. Jessie Jin. A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit 1. GGV III and GGV III Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV III LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of GGV III and GGV III Entrepreneurs. Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Lee and Ms. Jessie Jin are Managing Directors of GGV III LLC.
(b) The business address for GGV III, GGV III Entrepreneurs, GGV III LLC, and Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Lee and Ms. Jessie Jin is 2494 Sand Hill Road, Suite 100, Menlo Park, California 94025.
(c) Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Lee and Ms. Jessie Jin are Managing Directors of GGV III LLC. The address for Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Lee and Ms. Jessie Jin is 2494 Sand Hill Road, Suite 100, Menlo Park, California 94025. The principal business for each of the forgoing reporting persons is the venture capital investment business.
(d) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) GGV III and GGV III Entrepreneurs are limited partnerships organized under the laws of the State of Delaware. GGV III LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Scott B. Bonham is a Canadian citizen. Messrs. Hany M. Nada, Thomas K. Ng and Glenn Solomon are citizens of the United States of America. Mr. Jixun Foo and Ms. Jenny Lee are citizens of Singapore. Mr. Fumin Zhuo and Ms. Jessie Jin are citizens of the People’s Republic of China.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling GGV III LLC (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.
On April 21, 2011, the Issuer’s Prospectus on Form 424B4 filed with the Commission in connection with its initial public offering (the “IPO”) of its ADS was declared effective by the Commission. The closing of the IPO took place on April 21, 2011. The Reporting Persons did not purchase shares at such closing.
GGV III and GGV III Entrepreneurs acquired 110,572 and 1,798 shares, respectively, of the Issuer’s ADS, par value $0.00001 per share, at a weighted average purchase price of $11.0590 per share and an aggregate gross purchase price of $1,246,145.00. The shares were acquired on five trade dates: August 9, 2011, August 10, 2011, August 11, 2011, August 15, 2011, August 16, 2011, August 17, 2011 and August 18, 2011. The funds used by GGV III and GGV III Entrepreneurs to acquire the securities described herein were obtained from capital contributions by their respective partners. No part of the purchase price of the ADS was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the ADS. Ms. Jenny Lee serves on the Issuer’s Board of Directors and is a Managing Director of GGV III LLC.

Item 4.	Purpose of Transaction.
The Reporting Persons acquired the securities in open market transactions for investment purposes with the aim of increasing the value of their investments.
Subject to applicable legal requirements, one or more of the GGV Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the GGV Entities’ ownership of the Issuer’s securities, other opportunities available to the GGV Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the GGV Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the GGV Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the GGV Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5 (a) and (b).	Interest in Securities of the Issuer.
The following information with respect to the ownership of ADS by the Reporting Persons filing this statement on Schedule 13D is provided as of August 9, 2011:

		Sole	Shared	Sole	Shared		Percentage
	Shares Held	Voting	Voting	Dispositive	Dispositive	Beneficial	of Class
Reporting Persons	Directly	Power	Power (1)	Power	Power (1)	Ownership (1)	(1, 3)
GGV III	4,505,124	0	4,578,379	0	4,578,379	4,578,379	8.2%
GGV III Entrepreneurs	73,255	0	4,578,379	0	4,578,379	4,578,379	8.2%
GGV III LLC (2)	0	0	4,578,379	0	4,578,379	4,578,379	8.2%
Scott B. Bonham (2)	0	0	4,578,379	0	4,578,379	4,578,379	8.2%
Hany M. Nada (2)	0	0	4,578,379	0	4,578,379	4,578,379	8.2%
Thomas K. Ng (2)	0	0	4,578,379	0	4,578,379	4,578,379	8.2%
Jixun Foo (2)	0	0	4,578,379	0	4,578,379	4,578,379	8.2%
Glenn Solomon (2)	0	0	4,578,379	0	4,578,379	4,578,379	8.2%
Jenny Lee (2)	0	0	4,578,379	0	4,578,379	4,578,379	8.2%
Fumin Zhuo (2)	0	0	4,578,379	0	4,578,379	4,578,379	8.2%
Jessie Jin (2)	0	0	4,578,379	0	4,578,379	4,578,379	8.2%

(1)	Represents the number of ADS currently held by the Reporting Persons.

(2)
GGV III LLC is the sole general partner of GGV III and GGV III Entrepreneurs and possesses sole power to direct the voting and disposition of the shares owned by GGV III and GGV III Entrepreneurs and may be deemed to have indirect beneficial ownership of the shares held by GGV III and GGV III Entrepreneurs. GGV III LLC owns no securities of the Issuer directly. Messrs. Scott B. Bonham, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, Fumin Zhuo, Ms. Jenny Lee and Ms. Jessie Jin are Managing Directors of GGV III LLC and share voting and dispositive power over the shares held by GGV III and GGV III Entrepreneurs.

(3)	This percentage is calculated based upon 55,700,000 ADS of the Issuer outstanding as set forth in the Issuer’s FORM 6-K, filed with the Securities and Exchange Commission on August 4, 2011.

Item 5(c).	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in ADS during the past 60 days.

Item 5(d).	No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of ADS beneficially owned by the Reporting Persons.

Item 5(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits.
Exhibit 1 — Agreement regarding filing of joint Schedule 13D.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 19, 2011

GRANITE GLOBAL VENTURES III L.P. GGV III ENTREPRENEURS FUND L.P. BY: GRANITE GLOBAL VENTURES III L.L.C. ITS: GENERAL PARTNER
By:	/s/ Hany M. Nada
Hany M. Nada
Managing Director

GRANITE GLOBAL VENTURES III L.L.C.
By:	/s/ Hany M. Nada
Hany M. Nada
Managing Director

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Scott B. Bonham

/s/ Hany M. Nada
Hany M. Nada

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Thomas K. Ng

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Jixun Foo

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Glenn Solomon

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Jenny Lee

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Fumin Zhuo

/s/ Hany M. Nada
Hany M. Nada as Attorney-in-fact for Jessie Jin

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
Scott B. Bonham
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Citizenship: Canada
Principal Occupation:   Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite
Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.
Hany M. Nada
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Citizenship: United States of America
Principal Occupation:   Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite
Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.
Jixun Foo
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Citizenship: Singapore
Principal Occupation:   Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite
Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.
Glenn Solomon
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Citizenship: United States of America
Principal Occupation:   Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite
Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.
Jenny Lee
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Citizenship: Singapore
Principal Occupation:   Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite
Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.
Thomas K. Ng
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Citizenship: United States of America
Principal Occupation:   Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite
Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.
Fumin Zhuo
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Citizenship: People’s Republic of China
Principal Occupation:   Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite
Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.
Jessie Jin
c/o GGV Capital
2494 Sand Hill Road, Suite 100
Menlo Park, California 94025
Citizenship: People’s Republic of China
Principal Occupation:   Managing Director of Granite Global Ventures III L.L.C., which serves as the general partner of Granite
Global Ventures III L.P. and GGV III Entrepreneurs Fund L.P.